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                                                                     EXHIBIT 4.2
(On J. J. Kenny Co., Inc. Letterhead)

July 27, 1998

John Nuveen & Company
333 West Wacker Drive
Chicago, IL 60606

Re:  Nuveen Tax-Free Unit Trust, Series 1016

Gentlemen:

    We have examined the registration statement File No. 333-59113 for the above-captioned trust. We hereby acknowledge that Kenny S&P Evaluation Services, a division of J. J. Kenny Co., Inc. is currently acting as the evaluator for the trust. We hereby consent to the use in the Registration Statement of the reference to Kenny S&P Evaluation Services, a division of J. J. Kenny Co., Inc. as evaluator.

    In addition, we hereby confirm that the ratings indicated in the Registration Statement for the respective bonds comprising the trust portfolio are the ratings currently indicated in our KENNYBASE database.

    You are hereby authorized to file a copy of this letter with the Securities and Exchange Commission.

Sincerely,

Frank A. Ciccotto